UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated June 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: June 18, 2009

Exhibit No.	Description
1.	Press release dated June 17, 2009.

Exhibit 1

Jinpan International Announces Date of Second 2009 Dividend Payment

ENGLEWOOD CLIFFS, N.J., June 17 /PRNewswire-FirstCall/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced the date in which the Company will pay the second portion of its annual dividend payment.

In February 2009, the Company announced an annual dividend of $0.24 per common share, half of which was payable to shareholders in February 2009. The second half, or $0.12, of this annual dividend payment will be payable on July 10, 2009 to shareholders of record as of June 30, 2009.

Mr. Zhuyuan Li, Chief Executive Officer of Jinpan International commented, “We are pleased to be paying the second half of our annual dividend to investors in this difficult economic environment. As a company we will continue to focus on ways in which we can maximize value for our shareholders.”

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

SOURCE Jinpan International Ltd.

CONTACT:

Mark Du,

Chief Financial Officer,

Jinpan International Ltd.,

+1-201-227-0680;

or

Brian M. Prenoveau, CFA or

Bill Zima, ICR, Inc., +1-203-682-8200